Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise East Coast Opportunistic REIT, LLC Offering Statement on Form 1-A Filed May 16, 2024 File No. 024-12398

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise East Coast Opportunistic REIT, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 13, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on May 16, 2024 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Offering Statement on Form 1-A

Cover Page

1.	We note your response to prior comment 1. Please revise your cover page to clarify that you may also invest in assets in Europe.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include this disclosure on the cover page.

Questions and Answers about this offering?

What kind of offering is this?, page 3

2.	We note your response to prior comment 5. Please revise your disclosure to clarify that any such brief pause will not cause you to accept or reject a subscription beyond your subscription acceptance period, as you state in your response.

In response to the Staff’s comment, the Amendment updates the Offering Statement to clarify on the disclosure on page 3 with respect to the subscription acceptance period.

Q: How will your NAV per share be calculated?, page 4

What is Fundrise East Coast Opportunistic REIT, LLC?, page 1

3.	We continue to consider your response to prior comment 6.

The Company acknowledges that the Staff is continuing to consider the response to prior comment 6.

What is the purchase price for your common shares?, page 4

4.	We acknowledge your response to prior comment 7. As previously noted, there have been several occasions where you have experienced a change in NAV of greater than 5% but you have not made an interim filing in any of those instances during the interim period. We note your disclosure that if "a material event occurs in between updates of NAV that would cause [y]our NAV per share to change by 5% or more from the last disclosed NAV, [you] will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable." Please revise your disclosure here to disclose the times where your NAV per share changed by 5% or more, explain why you did not file a supplement in those circumstances, and to the extent applicable, add appropriate risk factor disclosure to reflect that you failed to do so and the impact this may have had on purchasers during those interim periods when the price did not reflect this change in NAV. In addition, please confirm that in determining your filing obligations with respect to filing supplements or post-qualification amendments, you will refer to the requirements of Rule 252(f)(2) and Rule 253(g) of Regulation A.

In response to the Staff’s comment, the Company respectfully submits that it has complied at all times with its Valuation Policy disclosed in the Offering Statement. Pursuant to its Valuation Policy, the Company generally receives financial and other reporting from its borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each commercial real estate asset and investment included on each NAV reporting date are generally based on the latest financial and other information reported to the Company or otherwise available to it and considers relevant market data. To the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause the Company’s NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on its website.

Indeed, if the Company is not aware of any ordinary course / non-extraordinary events (e.g., there has been no fire at the property, which would be known to the Company much earlier) that would have a material impact on the estimated values of its assets between the periods when it receives information in the ordinary course from its borrowers or subsidiaries, it would have no reason to provide an interim update to its NAV. This disclosure and explanation is reiterated to the Company’s shareholders on a quarterly basis in the Company’s quarterly NAV update filings. See the Company’s most recent NAV update here https://www.sec.gov/Archives/edgar/data/1660918/000110465924076507/tm2418544d1_1u.htm. In instances where the Company is aware of a material event that has occurred in between updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company would disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable.

For the avoidance of doubt, each of the NAV changes that the Staff notes, where the Company’s NAV was adjusted by more than 5% from quarter to quarter, the Company was not aware of any events that would have had a material impact on the estimated values of its assets that occurred between its stated NAV reporting dates. Therefore, the Company respectfully submits that it did not fail to take any actions that would have been (i) required under its Valuation Policy, (ii) contrary to its disclosure in the Offering Circular, or (iii) adverse to purchasers.

Accordingly, the Company respectfully submits that the risk factor titled “The offering price of our shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay. When determining the estimated value of our shares, the value of our shares has been and will be based upon a number of assumptions that may not be accurate or complete” includes the following disclosure which adequately addresses any potential change in NAV per share:

“Estimates of our NAV per share are based on available information and judgment. Therefore, actual values and results could differ from our estimates and that difference could be significant.”

The Company will continue to refer to the requirements of Rule 252(f)(2) and Rule 253(g) of Regulation A with respect to its ongoing filing obligations.

Conflicts of Interest, page 18

5.	We note your response to prior comment 12 and reissue. We note your disclosure that shareholders may only remove the manager for "cause" with a two-thirds vote. Please revise your disclosure here to clarify that this would lead to a 30-day (or in some cases, a 45-day) written notice period and that the manager could correct the issue and remain on.

In response to the Staff’s comment, the Amendment updates the Offering Statement to clarify the disclosure on page 19 with respect to the written notice period for the manager.

Risks Related to our Sponsor and the Fundrise Platform

Our sponsor is a development stage company with limited operating history. . ., page 31

6.	We note your response to prior comment 18. Please revise the heading of this risk factor to clarify that you have been operating for over 8 years and that you have acquired multiple properties.

In response to the Staff’s comment, the Amendment updates the Offering Statement to revise the heading of this risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 89

7.	We acknowledge your response to prior comment 22. As previously noted, please revise to provide all of the property-related disclosure required by Items 14 and 15 of Form S-11. This should include not only disclosure related to your new properties but also for all of the properties, as appropriate to comply with the Item requirements, or explain why you believe this information is not required.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include additional property-related disclosure information for all properties required by Items 14 and 15 of Form S-11.

8.	We note your response to prior comment 23, and your revised disclosure that prices were determined on an arm's length basis. Please further revise to clarify whether you received an appraisal regarding the values.

In response to the Staff’s comment, the Amendment updates the Offering Statement to disclose that appraisals were not obtained in connection with the purchase of these properties. The Amendment also updates the Offering Statement to note that, in accordance with the Company’s investment policy, after the acquisition of a property the Company may obtain appraisals on its properties for valuation purposes from time-to-time or in connection with obtaining property debt financing.

Our Investments, page 91

9.	We note your response to prior comment 3. Please revise your table in this section to reflect the interest you hold in your joint ventures and in footnotes please clarify the return structure with respect to each investment.

The Company respectfully submits that the ownership percentages in each joint venture is included in the footnotes on page F-14 of the Company’s Annual Report on Form 1-K, which is incorporated by reference into the offering circular. However, in response to the Staff’s comment, the Amendment updates the Offering Statement to include the ownership percentages for each joint venture on page 93. The Amendment also updates the footnotes to clarify the return structure.

10.	We note your disclosure on page 92 of your purchase of a property in Largo, Florida through your investment in Fundrise Industrial JV 2, LLC. Please address the following:

●	Please tell us the purchase price of the property.

●	Please provide us with more information about the purchase transaction so that we may understand which entity purchased the property and your ownership interest in such entity. Your response should address, but not be limited to, if you directly purchased an ownership interest in Highpoint Commerce Center Controlled Subsidiary or if Fundrise Industrial JV 2, LLC purchased Highpoint Commerce Center Controlled Subsidiary.

The Company respectfully submits that this information is not material to investors as the property only represents approximately $1.8 million or less than 1.0% of the Company’s total assets, when considering the Company's 10% ownership percentage in Fundrise Industrial JV 2, LLC. The purchase price of the real estate investment by Fundrise Industrial JV 2, LLC for the acquisition on April 26, 2024 was approximately $18.3 million. Information with respect to each investment is included in the Form 1-Us which are linked on pages 91-92.

It should be noted that in Release No. 33-9741, which adopted amendments to Regulation A to implement Section 401 of the Jumpstart Our Business Startups Act, the Commission noted “[o]ur primary objective is to implement Section 401 of the JOBS Act by expanding and updating Regulation A in a manner that makes public offerings of up to $[50] million less costly and more flexible while providing a framework for regulatory oversight to protect investors.” Including this information is both costly and time consuming for the Company without a clear and corresponding benefit to the Company’s shareholders.

Description of Our Common Shares

Distributions, page 97

11.	We note your response to prior comment 14. For each of the past two years, please disclose the total amount of each category used to pay distributions. For example, please disclose the amount paid from loan proceeds and the amount paid from offering proceeds.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include additional disclosure with respect to revised categories of funds used to pay distributions.

12.	We note your response to prior comment 26, including that you have not established a distribution reinvestment plan. We also note your statement that investors may choose to use the proceeds of distributions to purchase additional shares. To the extent applicable in the future, please confirm to us your understanding that any shares issued in these circumstances will need to comply with the requirements of Regulation A, including that you will ensure your eligibility at the time of each investment and that the price of such shares would be included in the maximum offering amount you have available in any 12-month period under Regulation A.

In response to the Staff’s comment, the Company confirms that to the extent applicable in the future, shares issued pursuant to a distribution reinvestment plan will comply with the requirements of Regulation A.

General

13.	We note your response to prior comment 29, and your reference to a response letter dated May 11, 2021 with respect to a comment letter issued to Fundrise Real Estate Investment Trust, LLC. Please refer to our letters issued to Fundrise Real Estate Investment Trust, LLC, dated June 24, 2021, and June 30, 2021, in which we noted "we are unable to agree with your argument that the presentation of an aggregated Fundrise return in comparison to the Vanguard ETFs is reasonable. Please revise the investor letter to remove this disclosure," and "also remove the aggregated Fundrise returns from the investor letter." Further, please refer to your response dated June 28, 2021, in which you stated: "As to the disclosure contained in the investor letter, the comparisons of an aggregate Fundrise return versus Vanguard ETFs have been removed from the investor letter that is posted on the Fundrise Platform." Please remove such aggregated disclosure and comparisons from your webpage and from the investor letters.

In response to the Staff's comment, the Company respectfully advises the Staff that Fundrise sponsors not only ten (10) entities that raise capital under Regulation A, but also (a) three (3) entities that are registered as investment companies under the Investment Company Act of 1940, and (b) a registered investment advisor (Fundrise Advisors LLC) that not only manages the various funds, but also provides services to a subset of investors who have elected to be clients.

In that regard, the Company notes that the previous correspondence with the Staff in 2021 was specifically with regard to the performance of the Regulation A funds sponsored by Fundrise being aggregated and presented next to specific Vanguard funds (which are registered investment companies under the Investment Company Act of 1940). In particular, the Staff took issue with the fact that such aggregate performance of the Fundrise Regulation A funds was more similar to an uninvestable index than to an explicit investment product that could be invested into:

In this respect, we note that an investor cannot invest in the aggregated platform of Fundrise as one could in either Vanguard product and other differences, such as liquidity and fees.

Accordingly, the Company respectfully notes that in each of the letters identified by the Staff (both in this letter and other comment letters received by affiliates of the Company), as well as any other place that such disclosure exists on the Fundrise website or otherwise, there is neither (a) an aggregation of performance of the individual funds sponsored by Fundrise, nor (b) a comparison of an aggregate performance number against a specific fund or other investment that could be made by an investor.

Indeed, as discussed in more detail below, any aggregate performance numbers disclosed are not those of an individual fund with individual returns and losses, but rather the aggregate performance numbers of clients of Fundrise Advisors, LLC, a registered investment advisor that, other than the management services it provides to the various Fundrise-sponsored funds, also provides certain services to a subset of investors on the Fundrise platform that have elected to become clients. Registered investment advisors are permitted to disclose the aggregated performance of its individual clients.

In addition, at no point in Fundrise’s communications is a comparison of an aggregate performance number (of either individual funds or of RIA clients) presented against anything other than an appropriate performance index (e.g., NAREIT Index, S&P 500 Index, Bloomberg US Aggregate Total Return Index, etc.). The only place where a specific fund, such as Vanguard REIT ETF (“VNQ”), is used in a comparison is against another specific fund that is also (a) investable and (b) registered as an investment company under the Investment Company Act of 1940. Investment companies registered under the Investment Company Act of 1940 are permitted to disclose their individual fund performance against the individual fund performance of another entity registered under the Investment Company Act of 1940.

Letter dated January 9, 2023 available at https://fundrise.com/education/2022-year-end-letter-to-investors

As stated above, the Investor Letter dated January 9, 2023 (the “Jan 9 Letter”) does not contain a comparison of the aggregate performance of the individual funds sponsored by Fundrise against the performance of specific funds (such as VNQ). Rather the aggregated performance presented is that of the clients of Fundrise Advisors against appropriate performance indices (e.g., NAREIT Index, S&P 500 Index, and Bloomberg US Aggregate Total Return Index).

Further, the Company respectfully submits that the disclosure contained in the Jan 9 Letter makes it clear that the returns presented are not an aggregate of the various Fundrise-sponsored funds, but rather the aggregate performance of the clients of Fundrise Advisors LLC against appropriate indices:

For 2022, the Fundrise portfolio delivered an average annual return across all client accounts of approximately 1.50%. Meanwhile, the stock market (as measured by the S&P 500) ended the year down -18.11%, with the bond market (as measured by the Bloomberg Aggregate US Bond Index) down -11.99%, and publicly listed REITs (as measured by the NAREIT All US REITs index) down -25.10%. In relative terms, the Fundrise portfolio ended up outperforming stocks by 19.61%, bonds by 13.49%, and public REITs by 26.60%.

As always, it’s important to note that these figures reflect the average performance across all 385,000+ client accounts, and not every investor experienced these same returns. Admittedly, the magnitude of the changes that occurred in financial markets throughout the year also meant that we saw some of the greatest differential in 2022 investment performance between our newest and most tenured clients. Although we believe that the shifts in our investment strategies made over the recent past to respond to the state of the market will take time to fully mature, we continue to see them as extremely well positioned (but more to come on that later).

Further, footnote 3 of the Jan 9 letter goes into detail describing how the aggregate client return was calculated, making it clear it is not simply an aggregation of the performance of the individual funds sponsored by Fundrise, and would not result in an identical performance number.

3. The time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts for the calendar year 2022, calculated using the Modified Dietz method. Total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. “NAV distributions” (specifically, the “Additional December 31, 2022 Distribution” of $3.1881465200 per share declared by Growth eREIT, and the “Additional December 31, 2022 Distribution” of $3.0274538672 per share declared by Heartland eREIT) are considered as part of the appreciation / price return component. Return figures exclude the performance of investments in the Fundrise Opportunity Fund and the Fundrise Innovation Fund.

In addition, the Company respectfully advises that this distinction is made clear wherever client performance is displayed or communicated. For example, in the section of the Fundrise website discussing client returns (https://fundrise.com/client-returns), the following disclosures are included:

This chart is intended to provide transparency for prospective clients, and other interested parties, into how the accounts of our clients have performed.

Individual results and performance may and will vary greatly. Past performance is not indicative of future results. All investments involve risks and may result in partial or total loss.

Figures in this chart represent the cumulative time-weighted returns, calculated using the Modified Dietz method, of client accounts of Fundrise Advisors over the period beginning on the first day that such account became a shareholder in one or more of the sponsored programs, and ending yesterday, or in cases where the account was fully redeemed, the last day that such account held shares. This data captures inputs specific to each individual client, including fees charged, redemption penalties, and investment decisions by the applicable individual such as plan selected, dividend reinvestment, auto-investment, and manual investments.

The performance calculations do not include the performance of project dependent notes or short-term notes, or investments in Rise Companies itself (the “Fundrise iPO”), the Fundrise Opportunity Fund, the Innovation Fund, or the Opportunistic Credit Fund.

The “Client Track Record” chart does not represent the individual performance of any specific investment program (e.g., an eREIT) sponsored by Rise Companies.

As such, the Company respectfully submits that the content contained in the Jan 9 Letter is consistent with performance disclosures of a registered investment advisor, as well as the Company’s prior correspondence with the Staff regarding aggregate performance disclosure.

Letter dated November 15, 2023 available at https://fundrise.com/education/q3-2023-letter

First, the Company respectfully notes that the letter dated November 15, 2023 (the “Nov 15 Letter”) presents neither aggregate performance of individual funds sponsored by Fundrise nor aggregate client performance of Fundrise Advisors LLC, in comparison to any Vanguard fund.

Rather, the comparative performance disclosure contained in the Nov 15 Letter is explicitly a comparison of the performance of four separate and distinct funds, each of which is investable by the public, and each of which is registered under the Investment Company Act of 1940.

The Company respectfully submits that the disclosure makes it clear in both the lead-in to the table, as well as in the footnote explaining the calculation, that the returns presented are specific solely to each Investment Company Act of 1940 registered fund and are not aggregated in any way. Further, the presentation of performance metrics related to the Fundrise Flagship Fund and the Fundrise Income Fund, and the direct comparison to the two Vanguard funds, are in compliance with the rules promulgated under the Investment Company Act of 1940. For context, as stated in their most recent public disclosures, the Fundrise Flagship Fund’s AUM is approximately $1.2 billion, and the Fundrise Income Fund’s AUM is approximately $600 million.

Lastly, the Company respectfully advises the Staff that previous correspondence regarding the presentation of performance against a Vanguard fund only contemplated aggerated performance of funds conducting exempt offerings pursuant to Regulation A, and did not contemplate the presentation of the performance of an individual fund registered under the Investment Company Act of 1940 against the performance of another individual fund registered under the Investment Company Act of 1940.

Accordingly, the Company respectfully submits to the Staff that the disclosures contained in both the Jan 9 Letter and the Nov 15 Letter are appropriate disclosures under the Investment Advisers Act of 1940 and the Investment Company Act of 1940, respectively, and are not inconsistent with the prior correspondence with the Staff in 2021.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ David Roberts

David Roberts

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Chloe Pletner, Esq.
Goodwin Procter LLP